

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2018

Jerry W. Powell
Executive Vice President and General Counsel
Cadence Bancorporation
2800 Post Oak Boulevard, Suite 3800
Houston, Texas 77056

> **Re: Cadence Bancorporation**
> **Registration Statement on Form S-4**
> **Filed June 13, 2018**
> **File No. 333-225587**

Dear Mr. Powell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall, Staff Attorney at (202) 551-3234 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services